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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)


                              SeaMED Corporation
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   81218Q100
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart B. Panish c/o Zweig-DiMenna Associates LLC, 900 Third Avenue
                   New York, New York 10022  (212) 451-1100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 March 18, 1998
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 81218Q100


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zweig-DiMenna Special Opportunities, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]

3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS  2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Zweig-DiMenna Special Opportunities, L.P. - Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

        Zweig-DiMenna Special Opportunities, L.P.-236,500


8  SHARED VOTING POWER

        0

9  SOLE DISPOSITIVE POWER

        Zweig-DiMenna Special Opportunities, L.P.-236,500


10  SHARED DISPOSITIVE POWER

        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Zweig-DiMenna Special Opportunities, L.P.-236,500


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Total-4.5%

        Zweig-DiMenna Special Opportunities, L.P.-4.5%


14 TYPE OF REPORTING PERSON*

        Zweig-DiMenna Special Opportunities, L.P. - PN

                        SCHEDULE 13D - AMENDMENT NO. 1


     Zweig-DiMenna Special Opportunities, L.P, hereby amends the Schedule 13D, filed with respect to shares of common stock ("Shares") of SeaMED Corporation.


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         The first sentence of Item 3 is amended to read as follows:

             "The securities of were purchased at an aggregate cost of $3,603,755 with the investment capital of Zweig-DiMenna Special Opportunities, L.P.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER


         The answer to Item 5 is amended to read as follows:

         a.       Aggregate number of shares beneficially owned:

                      Zweig-DiMenna Special Opportunities, L.P.    -     236,500


                  Percent of class beneficially owned:

                      Zweig-DiMenna Special Opportunities, L.P.    -     4.5%


         b.       Number of shares as to which there is sole power to vote:

                      Zweig-DiMenna Special Opportunities, L.P.    -     236,500


                  Number of shares as to which there is shared power to vote or to direct the vote:

                      Zweig-DiMenna Special Opportunities, L.P.    -     0


                  Number of shares as to which there is sole power to dispose or to direct the disposition:

                      Zweig-DiMenna Special Opportunities, L.P.    -     236,500

                  Number of shares as to which there is shared power to dispose or to direct the disposition:

                      Zweig-DiMenna Special Opportunities, L.P.    -     0


     c. Since January 10, 1998 Zweig-DiMenna Special Opportunities, L.P sold the Shares on the open market on the following dates and at the following prices and in the following amounts:


                      ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

                      DATE DESCRIPTION OF SALE

                      3/9/98        Sold 10,000 shares at $17.25 a share

                      3/9/98        Sold 5,000 shares at $16.60 a share

                      3/10/98       Sold 25,000 shares at $17.25 a share

                      3/11/98       Sold 10,000 shares at $17.25 a share

                      3/12/98       Sold 15,000 shares at $17.25 a share

                      3/18/98       Sold 12,500 shares at $16.60 a share.

         d.        Not Applicable

         e. The Investor ceased to be the beneficial owner of more than 5% of the Shares of the Company on March 11, 1998.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 1998


                                    ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
                                    By:     Zweig-DiMenna Associates LLC,
                                            Managing General Partner

                                    By:/s/ Joseph A. DiMenna
                                       ---------------------
                                    Name:  Joseph A. DiMenna
                                    Title: Managing Director of Managing
                                           General Partner